U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Hanik                             Peter                 P.
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   (Last)                           (First)             (Middle)
   Millennium Chemicals Inc.
   200 International Circle, Suite 5000
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                                    (Street)

   Hunt Valley,                       MD                 21030
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


   Millennium Chemicals Inc.  (MCH)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


   April 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

   Senior Vice President - Technology
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock $0.01 par value/share                            V                                  10,837         I         401(k)(1)
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Common Stock $0.01 par value/share                                                               13,651         D        restricted
                                                                                                                        stock(2)(2A)
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Common Stock $0.01 par value/share                                                               46,720         D
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Common Stock $0.01 par value/share    1/08/02        A        V      93          A      12.85                   I         (3)
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Common Stock $0.01 par value/share    4/01/02        A        V      219         A      14.64                   I         (3)(3A)
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Common Stock $0.01 par value/share    4/01/02        A        V      39          A      14.66                   I         (3)(3A)
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Common Stock $0.01 par value/share    4/01/02        A        V      34          A      14.68    31,909         I         (3)(3A)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock $0.01 par value/share                            V                                   3,722         I         (4)
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
                                                                               Common
Options             $16.87   5/18/01  A         25,000 A     5/18/02  5/18/11  Stock     25,000  -        25,000    D        (5)
------------------------------------------------------------------------------------------------------------------------------------
Option              $12.24   1/24/02  A         36,000 A     1/24/03  1/23/12  Stock     36,000  -        36,000    D        (6)
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:
1. Represents the value of the Reporting Person's Company Stock Fund Account in the Company's 401(k) plan as of April 30, 2002, expressed as share equivalents. As of such date, approximately 97.16% of the Company Stock Fund was invested in Company Common Stock, and the remainder was invested in cash.

2. Represents shares of restricted stock granted to the Reporting Person on October 23, 1997 and April 22, 1998 under the Issuer's Long Term Stock Incentive Plan which may vest over the next three years.

2A.On February 15, 2002, 40,517 shares of restricted stock awarded under the Issuer's Long Term Stock Incentive Plan were forfeited and 344 shares vested and were transferred to the Reporting Person.

3. Represents shares acquired for the Reporting Person's account under the Company's Salary and Bonus Deferral Plan. The shares allocated to the Reporting Person's account on the specified transaction dates were acquired by the plan trustee at various times and prices, resulting in the average prices indicated in the "Price" column.

3A.Reflects shares allocated to the Reporting Person's account under the Company's Salary and Bonus Deferral Plan as a result of dividends paid on shares held in such Plan.

4. Represents amounts allocated to, and the total holdings in, the Reporting Person's Company Stock Fund Account in the Company's Supplemental Savings and Investment Plan as of April 30, 2002, expressed as share equivalents.

5. Represents an option granted to the Reporting Person on May 18, 2001 under the Issuer's Omnibus Incentive Compensation Plan to purchase 25,000 shares of the Issuer's Common Stock at $16.87 per share.

6. Represents an option granted to the Reporting Person on January 24, 2002 under the Issuer's Omnibus Incentive Compensation Plan to purchase 36,000 shares of the Issuer's common Stock at $12.24 per share.





---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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